UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 6, 2023

Worldwide Stages, Inc.

(Exact name of issuer as specified in its charter)

Tennessee	92-3252193
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5000 Northfield Lane

Spring Hill, Tennessee 37174

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (615) 314-5900

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

Class B Common Stock, no par value

Item 7.	Departure of Certain Officers

Kali Skar, who has served as the Chief Financial Officer of Worldwide Stages, Inc. (the “Company”) has resigned effective October 31, 2023.

Effective immediately, the Company has appointed Phil Sims as interim Chief Financial Officer until a permanent replacement is retained. Mr. Sims, the owner of Sims CPA Consulting PLLC, has over 21 years of experience in business management, taxation and accountancy, providing accounting, financial, and tax services in both the public accounting and private corporate sector. Mr. Sims holds a bachelor’s degree in accountancy from the University of Southern Mississippi. He is a licensed Certified Public Accountant in Tennessee. Mr. Sims assisted the Company in conjunction with the Company’s audited financials for 2021 and 2022 and is familiar with the operations and accounting practices of the Company.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLDWIDE STAGES, INC.

Date: October 12, 2023	By:	/s/ Kelly Frey, Sr.
Kelly Frey, Sr. Chief Executive Officer

2